SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

Eagle Bulk Shipping Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2187A150
(CUSIP Number)

June 20, 2023
(Date of Event to Which This Filing Relates)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. Y2187A150

1	NAMES OF REPORTING PERSONS
Castor Maritime Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,391,500

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,391,500

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,391,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.99%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)  This percentage is calculated based on 9,283,499 shares of common stock of Eagle Bulk Shipping Inc. (“Issuer”), par value $0.01 per share, outstanding (calculated based on amounts disclosed in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 23, 2023).

Item 1.	(a) Name of Issuer.

Eagle Bulk Shipping Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices.

300 First Stamford Place,
Stamford, Connecticut 06902

Item 2.	(a) Name of Person Filing.

This statement is filed on behalf of Castor Maritime Inc. (“Castor”) with respect to the shares of Common Stock of the Issuer.

Item 2.	(b) Address of Principal Business Office.

223 Christodoulou Chatzipavlou Street,
Hawaii Royal Gardens, 3036
Limassol, Cyprus

Item 2.	(c) Citizenship.

Castor is a company incorporated under the laws of the Republic of the Marshall Islands.

Item 2.	(d) Title of Class of Securities.

Common Stock, par value $0.01 per share (“Common Stock”).

Item 2.	(e) CUSIP No.

Y2187A150

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The information set forth in row 9 of the cover pages hereto is incorporated herein by reference.

(b)	Percent of class:

The information set forth in row 11 of the cover pages hereto is incorporated herein by reference.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

The information set forth in row 5 of the cover pages hereto is incorporated herein by reference.

(ii)	Shared power to vote or to direct the vote

The information set forth in row 6 of the cover pages hereto is incorporated herein by reference.

(iii)	Sole power to dispose or to direct the disposition of

The information set forth in row 7 of the cover pages hereto is incorporated herein by reference.

(iv)	Shared power to dispose or to direct the disposition of

The information set forth in row 8 of the cover pages hereto is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2023

By: Castor Maritime Inc.

/s/ Petros Panagiotidis
	Name:	Petros Panagiotidis
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer